UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 11, 2025, Oriental Culture Holding Ltd., a Delaware corporation (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), with respect to an at the market offering program, under which the Company may, from time to time in its sole discretion, issue and sell through the Agent, acting as sales agent or principal, up to $200 million of ordinary shares of the Company, par value $0.00025 per share (the “Ordinary Shares”).

The issuance and sale, if any, of the Ordinary Shares by the Company under the Sales Agreement will be made pursuant to a prospectus supplement, dated December 11, 2025, and a base prospectus, dated June 2, 2023, to the Company’s registration statement on Form F-3 (File No. 333- 262398) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 30, 2023.

Pursuant to the Sales Agreement, the Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Agent will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Ordinary Shares from time to time, based upon instructions from the Company (including any price or size limits or other customary parameters or conditions the Company may impose).

The compensation payable to the Agent as sales agent shall be 3.0% of the gross proceeds from each sale of the Ordinary Shares through or to the Agent pursuant to the Sales Agreement. In addition, the Company will reimburse the Agent for its reasonable and documented out-of-pocket expenses in an amount not to exceed $50,000 and maintenance expenses on a semi-annually basis in an amount not to exceed $5,000 per quarter (and in no event an amount more than $20,000 per fiscal year) which shall be due and payable on each Representation Date (as defined in the Sales Agreement) only if and when the Company is required to deliver a certificate pursuant to Section 7(m) of the Sales Agreement for a particular quarter. The Company shall also reimburse the Sales Agent for its expenses up to $10,000 for each program “refresh” (filing of a new registration statement, prospectus, or prospectus supplement relating to the placement shares and/or an amendment of this Agreement) executed pursuant to the Sales Agreement.

The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The Company is not obligated to make any sales of Ordinary Shares under the Sales Agreement. The Sales Agreement may be terminated in accordance with the termination terms of the Sales Agreement.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. The legal opinion of Maples and Calder (Hong Kong) LLP, relating to the validity of the Ordinary Shares being offered pursuant to the Sales Agreement, is filed as Exhibit 5.1 to this report on Form 6-K and is incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Ordinary Shares under the Sales Agreement nor shall there be any sale of such Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The representations, warranties and covenants contained in the Sales Agreement were made solely for the benefit of the parties to the Sales Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Sales Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Sales Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Incorporation By Reference

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into: (i) the Registration Statement; (ii) the registration statement on Form F-3 (File No. 333-283631) of the Company; (iii) the registration statement on Form S-8 (File No. 333-262278) of the Company (collectively, the Registration Statements), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit Number	Description
1.1	Sales Agreement dated December 11, 2025
5.1	Opinion of Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to the Company
23.1	Consent of Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: December 11, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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